Exhibit 99.2

                Tevecap S.A. Reports Default on Principal Payment

      SAO PAULO, November 26, 2004 - Tevecap S.A. (the "Company"), a major pay television operator in Brazil and one of the country's primary pay television programming distributors, today announced that it will not make a US$48,022,000 principal payment due on November 26, 2004, the maturity date of its 12.625% Senior Notes due 2004 (the "Notes") which have been registered under the Securities Act of 1933. The Company is conducting an exchange offer for the Notes pursuant to a Prospectus dated October 13, 2004, and today announced the extension of the exchange offer until December 10, 2004.

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      THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE
SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL TO THE TERMS AND CONDITIONS OF THE REGISTRATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE. BEFORE MAKING AN INVESTMENT DECISION, INVESTORS SHOULD CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROSPECTUS, INCLUDING THE FINANCIAL STATEMENTS AND THE NOTES THERETO AND THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN.

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              This press release is dated as of November 26, 2004.